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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 AMENDMENT NO. 1
                                       TO
                                 SCHEDULE 14D-1
                             Tender Offer Statement
       Pursuant to Section 14(d)(1) of the Securities Exchange Act of 1934

                             WANG LABORATORIES, INC.
                            (Name of Subject Company)


             GETRONICS NV                    GETRONICS ACQUISITION, INC

                                    (Bidders)

    Common Stock, par value $0.01 per share (including the associated rights)

            4 1/2% Series A Cumulative Convertible Preferred Stock,
                            par value $0.01 per share

            6 1/2% Series B Cumulative Convertible Preferred Stock,
                           par value $0.01 per share

      Depositary Shares (each representing a 1/20th interest in a share of 6 1/2% Series B Cumulative Convertible Preferred Stock)

                         Common Stock Purchase Warrants

                          Special Common Stock Warrant

                         (Title of Class of Securities)

Common Stock: 93369N109               Depositary Shares: 93369N208, 93369N604
Series A Preferred Stock: N/A         Common Stock Purchase Warrants: 93369N117
Series B Preferred Stock: N/A         Special Common Stock Warrant: N/A

                      (CUSIP Number of Class of Securities)


                               S.A. van Maasakker
                                  Getronics NV
                                   Donauweg 10
                                1043 AJ Amsterdam
                                 The Netherlands
                               011-31-20-586-1412

            (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Bidders)

                                    Copy to:
                               John M. Reiss, Esq.
                                White & Case LLP
                           1155 Avenue of the Americas
                            New York, New York 10036
                                 (212) 819-8200

                                 SCHEDULE 14D-1

CUSIP No.   Common Stock: 93369N109
            Series A Preferred Stock: N/A
            Series B Preferred Stock: N/A
            Depositary Shares: 93369N208, 93369N604
            Common Stock Purchase Warrants: 3369N117
            Special Common Stock Warrant: N/A


--------------------- ---------------------------------------------------------
1.                    NAME OF REPORTING PERSONS
                      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
                      Getronics NV
--------------------- ---------------------------------------------------------
2.                    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                 (a) | |
                                 (b) | |
--------------------- ---------------------------------------------------------
3.                    SEC USE ONLY
--------------------- ---------------------------------------------------------
4.                    SOURCE OF FUNDS
                             BK; WC
--------------------- ---------------------------------------------------------
5.                    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                      PURSUANT TO ITEMS 2(e) or 2(f)     | |
--------------------- ---------------------------------------------------------
6.                    CITIZENSHIP OR PLACE OF ORGANIZATION
                             The Netherlands
--------------------- ---------------------------------------------------------
7.                    AGGREGATE AMOUNT BENEFICALLY OWNED
                      BY EACH REPORTING PERSON
                             0
--------------------- ---------------------------------------------------------
8.                    CHECK IF THE AGGREGATE AMOUNT IN ROW(7)
                      EXCLUDES CERTAIN SHARES            | |
--------------------- ---------------------------------------------------------
9.                    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)
                             0.0%
--------------------- ---------------------------------------------------------
10.                   TYPE OF REPORTING PERSON
                             CO
--------------------- ---------------------------------------------------------

                                 SCHEDULE 14D-1

CUSIP No.   Common Stock: 93369N109
            Series A Preferred Stock: N/A
            Series B Preferred Stock: N/A
            Depositary Shares: 93369N208, 93369N604
            Common Stock Purchase Warrants: 93369N117
            Special Common Stock Warrant: N/A


--------------------- ----------------------------------------------------------
1.                    NAME OF REPORTING PERSONS
                      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
                      Getronics Acquisition, Inc.
--------------------- ----------------------------------------------------------
2.                    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                 (a) | |
                                 (b) | |
--------------------- ----------------------------------------------------------
3.                    SEC USE ONLY
--------------------- ----------------------------------------------------------
4.                    SOURCE OF FUNDS
                             AF
--------------------- ----------------------------------------------------------
5.                    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                      PURSUANT TO ITEMS 2(e) or 2(f)     | |
--------------------- ----------------------------------------------------------
6.                    CITIZENSHIP OR PLACE OF ORGANIZATION
                             Delaware
--------------------- ----------------------------------------------------------
7.                    AGGREGATE AMOUNT BENEFICALLY OWNED
                      BY EACH REPORTING PERSON
                             0
--------------------- ----------------------------------------------------------
8.                    CHECK IF THE AGGREGATE AMOUNT IN ROW(7)
                      EXCLUDES CERTAIN SHARES            | |
--------------------- ----------------------------------------------------------
9.                    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)
                             0.0%
--------------------- ----------------------------------------------------------
10.                   TYPE OF REPORTING PERSON
                             CO
--------------------- ----------------------------------------------------------

     This amendment No. 1 amends and supplements the Schedule 14D-1 filed on May 10, 1999, relating to the offer by Getronics Acquisition, Inc., a company organized under the laws of Delaware and a wholly-owned subsidiary of Getronics NV, a public company with limited liability incorporated under the laws of The Netherlands with its corporate seat in Amsterdam, to purchase for cash (i) all of the issued and outstanding shares of common stock (including the associated rights), par value $0.01 per share (the "Common Stock"), of Wang Laboratories, Inc., a company organized under the laws of Delaware (the "Company"), at a price of $29.25 per share, net to the seller in cash, without interest thereon, (ii) all of the issued and outstanding shares of 4 1/2% Series A Cumulative Convertible Preferred Stock, par value $0.01 per share (the "Series A Preferred Stock") of the Company, at a price of $1,271.73 per share, net to the seller in cash, without interest thereon, (iii) all of the issued and outstanding shares of 6 1/2% Series B Cumulative Convertible Preferred Stock, par value $0.01 per share (the "Series B Preferred Stock") of the Company, at a price of $1,101.71 per share, net to the seller in cash, without interest thereon, (iv) all of the issued and outstanding depositary shares, each representing a 1/20th interest in a share of Series B Preferred Stock (the "Depositary Shares") of the Company, at a price of $55.05 per share, net to the seller in cash, without interest thereon, (v) all of the issued and outstanding warrants (other than the Special Common Stock Warrant) to purchase shares of Common Stock (the "Common Stock Purchase Warrants") of the Company, at a price of $7.80 per Common Stock Purchase Warrant, net to the seller in cash, without interest thereon and (vi) the issued and outstanding warrant to receive a certain number of shares of Common Stock upon exercise thereof (the "Special Common Stock Warrant") of the Company, at a price of $6,250,000, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 10, 1999 (the "Offer to Purchase"), and in the related Letters of Transmittal and Notices of Guaranteed Delivery.

ITEM 1.  SECURITY AND SUBJECT COMPANY.

     Item 1(b) is hereby amended to add at the end thereof the following:

     The fifth paragraph of the "Introduction" to the Offer to Purchase is hereby amended and restated in its entirety to read as follows:

          "The Company has informed the Purchaser that, as of May 3, 1999, there were issued and outstanding (i) 47,113,797 shares of Common Stock, (ii) 90,000 shares of Series A Preferred Stock, (iii) 2,875,000 Depositary Shares (representing 143,750 shares of Series B Preferred Stock), (iv) 7,208,935 Common Stock Purchase Warrants, (v) the Special Common Stock Warrant and (vi) Options exercisable into 8,941,077 shares of Common Stock. As a result, as of such date, the Minimum Condition would be satisfied if, in the aggregate, a combination of Common Stock, Series A Preferred Stock, Series B Preferred Stock, Depositary Shares, Common Stock Purchase Warrants and the Special Common Stock Warrant representing 36,401,147 Common Stock Equivalents would be tendered and not properly withdrawn prior to the expiration of the Offer."

ITEM 10.  ADDITIONAL INFORMATION.

     Item 10(f) is hereby amended to add at the end thereof the following:

     Subparagraph (b) of the first paragraph of Section 14--"Conditions of the Offer" of the Offer to Purchase is hereby amended and restated in its entirety to read as follows:

          "(b) there shall be any action taken, or any statute, rule, regulation, legislation, interpretation, judgment, order or injunction proposed, enacted, enforced, promulgated, amended or issued and applicable to or deemed applicable to (i) Parent, the Purchaser, the Company or any subsidiary of the Company or (ii) the Offer or the Merger, by any legislative body, court, government or governmental, administrative or regulatory authority or agency, domestic or foreign, other than the routine application of the waiting period provisions of the HSR Act or Exon-Florio or the notification and reporting requirements under European Community antitrust laws (in each case with respect to the Offer or to the Merger), that could reasonably be expected to result directly or indirectly, in any of the consequences referred to in paragraph (a) above;"

     Subparagraph (c) of the first paragraph of Section 14--"Conditions of the Offer" of the Offer to Purchase is hereby amended and restated in its entirety to read as follows:

          "(c) there shall have occurred any event, change, occurrence, effect, fact or circumstance which has or could reasonably be expected to have, a Material Adverse Effect (as such term is defined below) or a Performance Material Adverse Effect (as such term is defined below) on the Company;"

     Subparagraph (e) of the first paragraph of Section 14--"Conditions of the Offer" of the Offer to Purchase is hereby amended and restated in its entirety to read as follows:

          "(e) any of the representations or warranties made by the Company in the Merger Agreement that are qualified as to materiality shall be untrue or incorrect in any respect or any such representations and warranties that are not so qualified shall be untrue or incorrect in any material respect, in each case as of the date of the consummation of the Offer as though made on or as of such date, except (i) for changes specifically permitted by the Merger Agreement and (ii) that to the extent such representations and warranties address matters only as of a particular date, such representations and warranties shall, to such extent, be true and correct at and as of such particular date as if made at and as of such particular date;"

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  May 17, 1999                      GETRONICS NV


                                          By:   /s/ J.L. Docter
                                             ----------------------------------
                                             Name:   J.L. Docter
                                             Title:  Chief Financial Officer


Dated:  May 17, 1999                      GETRONICS Acquisition, Inc.


                                          By:    /s/ J.L. Docter
                                             ----------------------------------
                                             Name:   J.L. Docter
                                             Title:  Chief Financial Officer